July 1, 2005

VIA EDGAR

Mr. Larry L. Greene, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Re: State Farm Mutual Fund Trust

Dear Mr. Greene:

State Farm Mutual Fund Trust (the “Trust”) filed a preliminary proxy statement with the Commission on April 6, 2005. You provided comments to that filing in two separate phone calls on April 20, 2005. The Trust filed its definitive proxy statement on April 21, 2005. This letter is the formal response to the Commission’s comments received on April 20, 2005.

The Trust hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings of its proxy statements,

•	comments from the Commission’s staff or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below I describe the Commission’s comments to the Trust’s filing and indicate how the Trust responded to those comments.

Comment #1 – In the Questions and Answers preceding the proxy statement (the “Q&As”), there is a question about how a shareholder may vote. If applicable indicate whether a shareholder may vote in person at the shareholder meeting (the “Meeting”).

Response #1 – In the Trust’s definitive proxy statement, the answer to that particular question in the Q&As was changed to indicate that a shareholder may vote in person at the Meeting.

Comment #2 – In the Q&As, the Trust should consider including an estimate of the aggregate costs in holding the Meeting.

Response #2 – Agreed. The Q&As filed as part of the Trust’s definitive proxy statement included an estimate of the aggregate costs to hold the Meeting.

Comment #3 – In the Q&As, there is a statement asserting that State Farm Investment Management Corp., investment adviser to the Trust (the “Manager”), advised the Trust’s Board of Trustees (the “Board”) that Capital Guardian Trust Company (“Capital Guardian”) can provide outstanding long-term investment results for the Equity Fund and its shareholders. The Trust should either provide additional support for the statement about Capital Guardian’s skill or the Trust should consider using another adjective to describe Capital Guardian’s long-term investment results.

Response #3 – Agreed. In the Q&As filed as part of the Trust’s definitive proxy statement, the reference to “outstanding” long-term investments results was changed to “satisfactory” long-term investment results.

Comment #4 – In the Notice of Special Meeting of Shareholders, one item on the agenda is asking shareholders to approve an amendment to the sub-advisory agreement between the Trust, the Manager and Capital Guardian Trust Company (“Capital Guardian”) appointing Capital Guardian as the sub-adviser to the Equity Fund portfolio of the Trust. The Trust should consider not asking shareholder to approve an amendment to the agreement but instead asking shareholders to approve a sub-advisory agreement between the Manager, Capital Guardian and the Trust.

Response #4 – Although it may be somewhat unclear to a Trust shareholder in the Q&As why he or she is being asked to approve an amendment to the sub-advisory agreement with Capital Guardian, that is in fact what Equity Fund shareholders are being asked to do. The existence of a sub-advisory agreement between the Trust, the Manager and Capital Guardian and the fact that Equity Fund shareholders are being asked to approve an amendment to that existing agreement, which amendment appoints Capital Guardian as sub-adviser to the Equity Fund, is adequately explained in the Trust’s definitive proxy statement.

Comment #5 – Under Proposal #1 in the Trust’s proxy statement, please indicate whether the eight trustee nominees have agreed to be named as nominees and whether each has agreed to serve as a trustee of the Trust if elected.

Response #5 – Agreed. In the introduction to Proposal #1 in the Trust’s definitive proxy statement, the Trust states, “Each of these eight nominees has agreed to be named as a nominee. If elected, each of the nominees has agreed to serve as a trustee of the Trust.”

Comment #6 – State the Trust’s policy on trustees’ attending the Meeting.

Response #6 – Agreed. On page 25 of the Trust’s definitive proxy statement, the Trust states,

Are Board Members Encouraged to Attend the Meeting? Yes. By holding the Meeting on the same day that the Board holds its regular board meeting, the Trust makes it convenient for trustees to attend the Meeting. All seven members of its then current Board of Trustees attended the Trust’s most recent previous special shareholder meeting, which was held March 16, 2001.

Comment #7 – In Proposal #1 of the proxy statement, which relates to electing a Board, provide information about interested and non-interested trustee nominees separately.

Response #7 – Agreed. In Proposal #1 in the Trust’s proxy statement, which relates to electing a Board, information about interested and non-interested nominees is provided separately.

Comment #8 – In the “More than 5% Owners” section in Proposal #1 “Auto Company” is listed as owning Trust shares. Define Auto Company.

Response #8 – Agreed. On page 14 of the definitive proxy statement, State Farm Mutual Automobile Insurance Company is defined as Auto Company.

Comment #9 – In Proposal #2 regarding manager of managers authority, indicate whether the Trust is seeking authority to appoint affiliated sub-advisers.

Response #9 – Agreed. In the definitive proxy statement the Trust indicates within the discussion of Proposal #2:

A manager of managers structure would allow the Board to appoint additional and/or replacement unaffiliated sub-advisers for an Affected Fund WITHOUT obtaining shareholder approval.

Comment #10 – In Proposal #2 related to manager of managers authority, consider indicating that the Manager’s paying sub-advisory fees out of the Manager’s advisory fee won’t increase fees paid by Fund shareholders.

Response #10 – Agreed. The Trust added a new sentence to the paragraph in its definitive proxy statement discussing the impact to shareholders of granting manager of managers authority. The revised paragraph and the new sentence are shown below. The new sentence is denoted by all capital letters:

The Manager will perform internal due diligence on prospective sub-advisers for the Affected Fund and monitor sub-adviser performance. The Manager will be responsible for communicating performance targets and evaluations to subadvisers, supervising each sub-adviser’s compliance with the Affected Fund’s investment objectives and policies, authorizing sub-advisers to engage in certain investment techniques for the Affected Fund, and recommending to the Board whether investment sub-advisory agreements should be renewed, modified or terminated. The Manager also will recommend to the Board the addition of new sub-advisers, as it deems appropriate. The Manager will pay any sub-advisers out of the investment advisory fee it receives. The Affected Fund for which a subadviser is appointed is not responsible for paying the sub-adviser’s advisory fees. THEREFORE, SUB-ADVISORY FEES PAID BY THE MANAGER TO A SUB-ADVISER DO NOT DIRECTLY INCREASE THE FEES PAID BY FUND SHAREHOLDERS.

Comment #11 – With respect to Proposal #2 in the proxy statement, which asks shareholders to approve manager or managers structure for fourteen of the funds, the Trust should consider describing the percentage of shareholders of a particular fund who need to vote for the proposal to adopt the proposal.

Response #11 – Agreed. The Trust added the following language at the end of the discussion regarding Proposal #2:

Vote Required

Approval of Proposal 2 requires an affirmative vote of the lesser of (i) 67% or more of a Fund’s shares present at the Meeting if more than 50% of the outstanding shares of that Fund are present or represented by proxy or (ii) more than 50% of the outstanding shares of the Fund.

Comment #12 – With regard to Proposal #3, approving an amendment to the sub-advisory agreement with Capital Guardian appointing Capital Guardian as sub-adviser to the Equity Fund, the Trust should consider providing more background information about why Equity Fund shareholders are being asked to approve an amendment to the agreement rather than being asked to approve a new sub-advisory agreement with Capital Guardian.

Response #12 – Agreed. The Trust changed the language in the introduction to Proposal #3 to read as shown below in the Trust’s definitive proxy statement:

Introduction: Pursuant to a written agreement between Capital Guardian, the Manager and the Trust, Capital Guardian currently serves as the investment subadviser to the Trust’s Small Cap Equity Fund and International Equity Fund. Shareholders of the Equity Fund are being asked to approve an amendment to the existing Capital Guardian sub-advisory agreement, which amendment appoints Capital Guardian as the sub-adviser to the Trust’s Equity Fund. The written agreement between Capital Guardian, the Manager and the Trust as it is proposed to be amended appointing Capital Guardian as the sub-adviser to the Equity Fund is referred to in this proxy statement as the “Proposed Capital Guardian Sub-Advisory Agreement.” If the Proposed Capital Guardian Sub-Advisory Agreement is approved by shareholders of the Equity Fund, Capital Guardian would assume day-to-day responsibility for the portfolio management of the Equity Fund.

Comment #13 – With regard to Proposal #3, the Trust should consider explaining the relationship between the investment advisory fee paid by the Equity Fund to the Manager and the sub-advisory fee proposed to be paid by the Manager to Capital Guardian.

Response #13 – Agreed. The Trust changed the language under the “Fees” section of Proposal #3 to read as follows:

Fees

The Equity Fund pays the Manager an investment advisory and management services fee equal to 0.60% of the Fund’s average daily net assets on an annual basis. The Manager will pay Capital Guardian out of the investment advisory and management services fee the Manager collects from the Equity Fund. The Equity Fund is not responsible for paying investment sub-advisory fees to Capital Guardian. Any increase or decrease to the investment sub-advisory fee paid by the Manager to Capital Guardian will not directly impact expenses incurred by the Equity Fund and its shareholders.

Under the Proposed Capital Guardian Sub-Advisory Agreement, the Manager pays Capital Guardian a fee based upon the average daily net assets of the Equity Fund. The fee is accrued daily and paid quarterly to Capital Guardian by the Manager at the following rates: . . .

Comment #14 – With respect to the pro-forma fee discussion found under Proposal #3, the Trust should consider indicating what the net investment advisory and management services fee retained by the Manager would have been had Capital Guardian been employed as the investment sub-adviser during calendar year 2004.

Response #14 – Agreed. The Trust revised the disclosure under Proposal #3 in its definitive proxy statement to read as follows (new language indicated by all capital letters).

The aggregate amount of investment advisory and management service fees received by the Manager during calendar year 2004 from the Equity Fund was $1,376,966. If the Proposed Capital Guardian Sub-Advisory Agreement had been effective during calendar year 2004, the Manager would have paid Capital Guardian an aggregate amount of investment advisory fees of $582,916 under that contract, WHICH WOULD HAVE RESULTED IN A NET INVESTMENT ADVISORY AND MANAGEMENT SERVICE FEE TO THE MANAGER OF $794,050.

Comment #15 – The second paragraph under Proposal #4 is unclear about how shareholders of an Index Fund can approve Proposal #4. The Trust should consider clarifying this language.

Response #15 – Agreed. In its definitive proxy statement, the Trust revised the disclosure in the second paragraph under Proposal #4 as follows (new language indicated by all capital letters, deleted language indicated by brackets).

Shareholder approval of Proposal 4 FOR AN INDEX FUND is dependent upon each Sub-Proposal being approved by shareholders of [each] THAT Index Fund. In other words, Proposal 4 for an Index Fund will be approved by shareholders only if both Sub-Proposals are approved by that Index Fund’s shareholders. If either Sub-Proposal is rejected by shareholders of an Index Fund, Proposal 4 fails for that Index Fund.

Comment #16 – On page 60 of the Trust’s preliminary proxy statement, the Trust discusses quorum and adjournment. The Trust should consider disclosing in its definitive proxy statement how abstentions will be voted if the Manager proposes an adjournment of the meeting.

Response #16 – Agreed. The disclosure under the heading Quorum and Adjournment in the Trust’s definitive proxy statement was revised as follows (new language indicated by all capital letters, deleted language indicated by brackets).

Quorum and Adjournment. A quorum of shareholders is required to take action at the Meeting. At least 30 percent of the outstanding shares of the Trust entitled to vote at the Meeting, represented in person or by proxy, will constitute a quorum of shareholders at the Meeting for purposes of voting on Proposal 1. Proposals 2-4 require approval by a majority of the outstanding shares of certain Funds, so these proposals will require a higher quorum. The inspectors of election will determine whether or not a quorum is present at the Meeting. If, by the time scheduled for the Meeting, a quorum of shareholders of the Trust is not present or if a quorum is present but not enough votes in favor of the proposal have been received to approve it, the Manager and other persons attending the Meeting in person may propose one or more adjournments of the Meeting to permit further soliciting of proxies from shareholders. Any adjournment will require the affirmative vote of a majority of shares of the Trust present (in person or by proxy) at the session of the meeting to be adjourned. EXCEPT IN THE CASE OF SHAREHOLDERS WHO HAVE VOTED THEIR SHARES TO ABSTAIN FROM VOTING, THE [The] persons named as proxies will vote in favor of adjournment if they determine that such adjournment and additional solicitation are reasonable and in the interest of the Trust’s shareholders.

Comment #17 – In the proxy card the Trust should consider bolding the language that reads:

If no specification is made, such shares will be voted FOR the proposal set forth on this Proxy, and in the discretion of the Proxies in accordance with their best judgment on any other business that may properly come before the meeting.

Response #17 – Agreed. The language noted above was bolded in the Trust’s final proxy card.

Should you have any questions or need additional information please give me a call.

Sincerely,

David M. Moore

Assistant Secretary

State Farm Mutual Fund Trust

(309) 766-1908

DMM